Filed Pursuant to Rule 433
Registration No. 333-169315-04

System Energy Resources, Inc.

$250,000,000

First Mortgage Bonds, 4.10% Series due April 1, 2023

Final Terms and Conditions

September 20, 2012

Issuer:	System Energy Resources, Inc.

Security Type:	First Mortgage Bonds (Publicly Registered)

Expected Ratings(1):	Baa1 (stable outlook) by Moody’s Investors Service BBB+ (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	September 20, 2012

Settlement Date (T+3):	September 25, 2012

Principal Amount:	$250,000,000

Coupon:	4.10%

Coupon Payment Dates:	April 1 and October 1 of each year

First Payment Date:	April 1, 2013

Final Maturity:	April 1, 2023

Optional Redemption Terms:	Make-whole call at any time prior to January 1, 2023 at a discount rate of Treasury plus 40 bps and, thereafter, at par

Spread to UST Benchmark:	+237.5 bps

UST Benchmark:	1.625% due August 15, 2022

Treasury Price:	98-28+

Treasury Yield:	1.747%

Re-offer Yield:	4.122%

Issue Price to Public:	99.813%

Net Proceeds Before Expenses:	$247,907,500.00

Joint Book-Running Managers:	Barclays Capital Inc. KeyBanc Capital Markets Inc. RBS Securities Inc. Scotia Capital (USA) Inc.

Co-Managers:	BNP Paribas Securities Corp. Deutsche Bank Securities Inc.

CUSIP / ISIN:	871911 AS2 / US871911AS26

The pro forma ratio of earnings to fixed charges for the six months ended June 30, 2012 was 5.50.

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1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll free at 1-888-603-5847, (ii) KeyBanc Capital Markets Inc. toll free at 1-866-227-6479, (iii) RBS Securities Inc. toll free at 1-866-884-2071 or (iv) Scotia Capital (USA) Inc. toll free at 1-800-372-3930.